Karma Baker, Inc.



ANNUAL REPORT

1145 Lindero Canyon Rd.

Westlake Village, CA 91362

(818) 292-1469

www.karmabaker.com

This Annual Report is dated April 28, 2022.

BUSINESS

Karma Baker is a 100% plant-based AND 100% gluten-free bakery that is aiming to become a household brand name. We have revolutionized dessert and how it gets to you! Our mission is to bring tasty, enlightened, and environmentally-friendly baking to as many people as possible by delivering desserts to anywhere in the US.

Our 'fun food' not only looks and tastes great, but it's also healthy for you and the planet too! Karma Baker is the future of dessert now; we invite you to take a seat at the table as we bring Enlightened Baking to every home.

Karma Baker, Inc. is a Delaware corporation that converted from a California limited liability company (Karma Baker LLC) on November 29th, 2021

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,200,000

Use of proceeds: Initial Issuance of Security
Date: November 29, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

Summary

Karma Baker is transitioning to be primarily a direct to consumer sales product. In 2020 we began reducing our wholesale business and increasing our direct to consumer business through our website shipping nationwide thereby increasing our revenues by selling at a higher price point. Our aim is to decrease the cost of goods to be under 50%.

We have been operating at a loss while increasing our revenues year over year. Our goal is to increase our margin by rising prices and reducing cost. We are raising prices by selling direct to consumer and investing in marketing. We have been investing in employees, equipment and inventory to reduce costs. This is why we have been operating at a loss. With current projections we hope to begin operating at profitability by end of 2022.

Revenue

Revenue for calendar year 2021 was $1,293,998, a 44% increase compared to year 2020 revenue of $900,886. The increase was due to Online Sales increasing over 160% in 2021 compared to Online Sales in 2020. As a result of more focus on Karma Baker direct to consumer business by shipping nationwide through KarmaBaker.com in the U.S. market.

Cost of sales

Cost of sales in 2021 was $896,138, an increase of approximately 23%, from costs of $729,468 in calendar year 2020. The increase was almost entirely due to an increase in labor costs. Due to the increase in Online Sales we hired bakers and shipping managers to meet demand. Online Sales in 2022 are expected to increase by 160%.

Gross margins

2021 gross profit increased by approximately 57% over 2020 from $171,459 to $397,860 due to an increase in total number of online orders and price increases.

Expenses

The Company's expenses consist of, among other things, ingredients and kitchen supplies, shipping and shipping supplies, product packaging, direct labor, marketing and sales expenses, fees for professional services, research and development expenses for creating and designing products and recipes.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our business model has changed to direct to consumer sale. Past cash was primarily generated through wholesale orders. Our goal is to increase our margin by rising prices and reducing cost. We are raising prices by selling direct to consumer and investing in marketing. We are investing in equipment and ingredients to reduce the cost of goods sold. We expect to increase our gross profit and continue to increase revenues.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $122,901.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Independence Bank
Amount Owed: $128,460.00
Interest Rate: 8.25%
Maturity Date: September 01, 2029

Creditor: EIDL SBA
Amount Owed: $137,659.00
Interest Rate: 3.7%
Maturity Date: July 25, 2029

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Arek Reeder

Arek Reeder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Founder

Dates of Service: October 01, 2014 - Present

Responsibilities: Leading and managing all aspects of the business day to day and into the future - Arek currently receives $89,000 in compensation as salary.

Position: CFO

Dates of Service: October 01, 2014 - Present

Responsibilities: Ensure that all aspects of our financial operations are in order

Name: Celine Ikeler

Celine Ikeler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CMO & Founder

Dates of Service: October 01, 2014 - Present

Responsibilities: Manages, creates and runs all the marketing and advertising business - Celine currently receives $89,000 in compensation as salary.

Position: Chief Products Officer

Dates of Service: October 01, 2014 - Present

Responsibilities: lead and facilitate the creation of products that deliver value to both customers and the business

Position: President, Chairman of the Board & Secretary

Dates of Service: October 01, 2014 - Present

Responsibilities: Leads, guides, directs and evaluates all other officers, managers and employees, and ensures they are carrying out the daily operations of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Celine Ikeler
Amount and nature of Beneficial ownership: 720,000
Percent of class: 60.0

Title of class: Common Stock
Stockholder Name: Arek Reeder
Amount and nature of Beneficial ownership: 480,000
Percent of class: 40.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,200,000 outstanding.

Voting Rights

1 vote per share - Please see Voting Rights of Securities Sold in this Offering below for more information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Karma Baker Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing gluten-free baked goods. Our revenues are therefore dependent upon the market for gluten-free baked goods.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that karmabaker.com is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the

Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Karma Baker Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Karma Baker Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Karma Baker, Inc.

By   /s/ *Arek Reeder*

Name: <u>Karma Baker, Inc.</u>

Title: CEO & Founder

Exhibit A

FINANCIAL STATEMENTS

KARMA BAKER LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Karma Baker LLC
Thousand Oaks, California

We have reviewed the accompanying financial statements of Karma Baker LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 22, 2022
Los Angeles, California

KARMA BAKER LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	220,500	$	32,878
Account receivables, net		40,141		61,258
Inventories		9,820		7,341
Total current assets		**270,461**		**101,477**
Property and Equipment, net		53,652		64,973
Total assets	**$**	**324,113**	**$**	**166,450**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	-	$	13,023
Current portion of Loan and Promissory Note		77,662		55,429
Credit card		41,328		12,066
Member's loan		-		-
Other current liabilities		911		357
Total current liabilities		**119,901**		**80,875**
Loan and Promissory Note		587,092		257,307
Total liabilities		**706,993**		**338,182**
MEMBERS' EQUITY				
Members' equity		(382,880)		(171,732)
Total members' equity		**(382,880)**		**(171,732)**
Total liabilities and members' equity	**$**	**324,113**	**$**	**166,450**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	1,293,998	$	900,886
Cost of goods sold		896,138		729,468
Gross profit		397,860		171,417
Operating expenses				
General and administrative		567,564		253,710
Research and development		355		1,667
Sales and marketing		86,518		23,100
Total operating expenses		654,437		278,477
Operating income/(loss)		(256,577)		(107,060)
Interest expense		9,276		7,786
Other Loss/(Income)		(73,534)		1,153
Income/(Loss) before provision for income taxes		(192,319)		(115,999)
Provision/(Benefit) for income taxes		-		800
Net income/(Net Loss)	$	(192,319)	$	(116,799)

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	$ (51,946)
Members contribution	(2,987)
Net income/(loss)	(116,799)
Balance—December 31, 2020	$ (171,732)
Capital distribution	(18,829)
Net income/(loss)	(192,319)
Balance—December 31, 2021	$ (382,880)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(192,319)	$	(116,799)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		28,646		10,003
Changes in operating assets and liabilities:				
Acount receivables		21,117		(11,608)
Inventories		(2,479)		(3,160)
Account Payables		(13,023)		(7,323)
Credit card		29,262		1,194
Other current liabilities		554		169
Net cash provided/(used) by operating activities		**(128,243)**		**(127,525)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(17,325)		(38,484)
Net cash provided/(used) in investing activities		**(17,325)**		**(38,484)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		-		
Capital distribution		(18,829)		(2,987)
Borrowing on Promisory Note and loan		352,018		166,760
Net cash provided/(used) by financing activities		**333,190**		**163,773**
Change in cash		187,622		(2,236)
Cash—beginning of year		32,878		35,114
Cash—end of year	$	**220,500**	$	**32,878**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	7,786
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Karma Baker LLC was formed on July 8, 2014, in the state of California. The financial statements of Karma Baker LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Thousand Oaks, California.

Karma Baker is a vegan and gluten-free pastry bakery based in Westlake Village, CA. We bake layered cakes, donuts, cookies, brownies, pies, tarts, and bread. We have a 3,000 square foot commercial bakery that services three different revenue streams: 1. Online store that ships to all fifty United States 2. A retail store that is attached to the commercial bakery that sells all Karma Baker baked goods and 3. A wholesale business that delivers to twelve stores in Southern California to all the Erewhon and Lassen's stores.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Kitchen equipment	3-5 years
Furniture	3-5 years
Vehicles	3-5 years
Leasehold Improvements	3-5 years
Fixture	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of its products or from online direct to consumer business, the retail store that is attached to the commercial bakery that sells all Karma Baker baked goods. and the wholesale business that delivers to twelve stores in Southern California to all the Erewhon and Lassen's stores.

Cost of sales

Costs of goods sold include the cost of ingredients, packaging, supplies, and the cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $86,518 and $23,100, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 9,820	$ 7,341
Total Inventories	**$ 9,820**	**$ 7,341**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Tax Liabilities	$ 42	$ 42
SK Gift cards	869	315
Total Other Current Liabilities	**$ 911**	**$ 357**

5.   PROPERTY AND EQUIPMENT

As of December 31, 20d21, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Kitchen equipment	$ 17,695	$ 17,695
Other equipment	18,776	21,673
Furniture	3,502	3,258
Fixture	7,513	
Vehicles	36,620	36,620
Leasehold Improvements	59,123	46,658
Property and Equipment, at Cost	**143,229**	**125,904**
Accumulated depreciation	(89,577)	(60,931)
Property and Equipment, Net	**$ 53,652**	**$ 64,973**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $28,646 and $10,003 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Celine Ikeler	60.0%
Arek Reeder	40.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EIDL loan	$ 475,000	Variable interst rate	7/5/2019	7/5/2029	$ 1,377	$ 1,377	$ 20,232	$ 107,084	$ 127,316	$ 1,377	$ 1,377	20,232.00	$ 117,427	137,659
PPP loan	$ 41,977	1.00%	4/20/2020	loan forgiven	$ -	$ -	$ -	$ -	$ -	419.77	419.77	27,985	13,992	41,977
Intuit Financing- Short-term loan	$ 50,000	7.82%	2021	Jun-22	$ 1,077	$ 1,077	$ 27,538		$ 27,538					
SBA loan	$ 500,000	3.75%	6/15/2020	6/15/2050	$ 18,750	$ 18,750	$ 29,892	$ 480,008	$ 509,900	4,991.25	4,991.25	7,212.00	125,888.00	133,100
Total					**$ 21,203**	**$ 21,203**	**$ 77,662**	**$ 587,092**	**$ 664,754**	**$ 6,788**	**$ 6,788**	**$ 55,429**	**$ 257,307**	**$ 312,736**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$ 77,662
2023	50,124
2024	50,124
2025	50,124
2026	50,124
Thereafter	386,596
Total	**$ 664,754**

8. RELATED PARTY

During the past period, the Company paid for personal expenses of its members without obligation of these payments to be reimbursed. During 2021 and 2020, the spending amounted to $148,511 and $32,587, respectively and it is classified under general and administrative expenses in profit and loss statement.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On June 19, 2014, the Company entered into a lease contract with North Ranch GARP LLC to rent premises located in Thousand Oaks, California. The base rent is $2.15 per rentable square foot and the lease ends in December 2024. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	34,907
2023		34,907
2024		34,907
Thereafter		-
Total future minimum operating lease payments	$	**104,722**

Rent expenses were in the amount of $99,379 and $43,724 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through April 22, 2022, which is the date the financial statements were available to be issued.

On January 1, 2022, the Company converted from LLC into C Corp in the state of Delaware. Karma Baker Inc. is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. The Company has issued 1,200,000 shares to existing owners.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Arek Reeder, Principal Executive Officer of Karma Baker, Inc. , hereby certify that the financial statements of Karma Baker, Inc. included in this Report are true and complete in all material respects.

Arek Reeder

CEO & Founder